Exhibit 13.3

TRANSCANADA CORPORATION

RECONCILIATION TO UNITED STATES GAAP

The first quarter 2006 unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects differ from U.S. GAAP. The effects of these differences on the Company’s consolidated financial statements for the three months ended March 31, 2006 are provided in the following U.S. GAAP condensed consolidated financial statements which should be read in conjunction with TransCanada’s audited consolidated financial statements for the year ended December 31, 2005 and unaudited consolidated financial statements for the three months ended March 31, 2006 prepared in accordance with Canadian GAAP.

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

	Three months ended March 31
(millions of dollars except per share amounts)	2006	2005
Revenues	1,493	1,271
Cost of sales	365	221
Other costs and expenses	430	422
Depreciation	223	228
	1,018	871
Operating income	475	400
Other (income)/expenses
Equity income(1)	(119)	(98)
Other expenses(2)	179	125
Income taxes	169	146
	229	173

Net income from continuing operations - U.S. GAAP	246	227
Net income from discontinued operations - U.S. GAAP	28	-
Net Income in Accordance with U.S. GAAP	274	227
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(4)	5
Unrealized gain/(loss) on derivatives, net of tax(3)	18	(9)
Comprehensive Income in Accordance with U.S. GAAP	288	223

Net Income Per Share in Accordance with U.S. GAAP
Continuing operations	$0.50	$0.47
Discontinued operations	0.06	-
Basic and Diluted	$0.56	$0.47

Net Income Per Share in Accordance with Canadian GAAP – Basic and Diluted	$0.56	$0.48
Dividends per common share	$0.32	$0.305

Common Shares Outstanding (millions)
Average for the period – Basic	487.4	485.2
Average for the period - Diluted	490.1	487.9

Reconciliation of Income from Continuing Operations

	Three months ended March 31
(millions of dollars)	2006	2005
Net Income from Continuing Operations in Accordance with Canadian GAAP	245	232
U.S. GAAP adjustments
Unrealized gain/(loss) on energy contracts(3)	1	(10)
Tax impact of unrealized gain/(loss) on energy contracts	—	4
Equity gain(4)(5)	—	2
Tax impact of equity gain	—	(1)
Net income from Continuing Operations in Accordance with U.S. GAAP	246	227

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP(1)

	Three months ended March 31
(millions of dollars)	2006	2005
Cash Generated from Operations(6)
Net cash provided by operating activities	494	264

Investing Activities
Net cash (used in)/provided by investing activities	(264)	92

Financing Activities
Net cash (used in)/provided by financing activities	(61)	71

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	1	2
Increase in Cash and Short-Term Investments	170	429
Cash and Short-Term Investments
Beginning of period	83	127
Cash and Short-Term Investments
End of period	253	556

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

	March 31,	December 31,
(millions of dollars)	2006	2005
Current assets(7)	1,103	1,058
Long-term investments(4)(5)	2,284	2,168
Plant, property and equipment	17,343	17,348
Regulatory asset(8)	2,576	2,601
Other assets(4)	2,025	2,028
	25,331	25,203

Current liabilities(9)	2,181	2,754
Deferred amounts(3)(5)	1,304	1,298
Long-term debt(3)	10,278	9,675
Deferred income taxes(8)	3,045	3,102
Preferred securities	537	536
Non-controlling interests	791	783
Shareholders’ equity	7,195	7,055
	25,331	25,203

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at December 31, 2005	(89)	(77)	(58)	(224)
Unrealized gain on derivatives, net of tax of $(10)(3)	—	—	18	18
Foreign currency translation adjustment, net of tax of $3	(4)	—	—	(4)
Balance at March 31, 2006	(93)	(77)	(40)	(210)

Balance at December 31, 2004	(71)	(26)	(4)	(101)
Unrealized loss on derivatives, net of tax of $8(3)	—	—	(9)	(9)
Foreign currency translation adjustment, net of tax of $10	5	—	—	5
Balance at March 31, 2005	(66)	(26)	(13)	(105)

(1)                                  In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income, Statement of Consolidated Cash Flows and Consolidated Balance Sheet of TransCanada are prepared using the equity method of accounting for joint ventures.

(2)                                  Other expenses included an allowance for funds used during construction of $1 million for the three months ended March 31, 2006 (March 31, 2005 - $1 million).

(3)                                  All foreign exchange and interest rate derivatives are recorded in the Company’s consolidated financial statements at fair value under Canadian GAAP. Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value. For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk. For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is also recognized in earnings each period. Substantially all of the amounts recorded in the three months ended March 31, 2006 and 2005 as differences between U.S. and Canadian GAAP, for income from continuing operations, relate to the differences in accounting treatment with respect to the hedged item and, for comprehensive income, relate to cash flow hedges.

Substantially all of the amounts recorded in the three months ended March 31, 2006 and 2005 as differences between U.S. and Canadian GAAP in respect of energy contracts relate to gains and losses on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy contracts.

(4)                                  Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain start-up costs incurred by Bruce Power L.P. (Bruce B), an equity investment, are required to be expensed under U.S. GAAP. Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use. In Bruce B, under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(5)                                  Financial Interpretation (FIN) 45 requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at March 31, 2006 was $18 million (December 31, 2005 - $17 million) and relates to the Company’s equity interest in Bruce B and Bruce Power A L.P. The net income impact with respect to the guarantees for the three months ended March 31, 2006 was nil (March 31, 2005 – nil).

(6)                                  In accordance with U.S. GAAP, all current taxes are included in cash generated from operations.

(7)                                  Current assets at March 31, 2006 include derivative contracts of $33 million (December 31, 2005 - $49 million) and hedging deferrals of $64 million (December 31, 2005 - $93 million).

(8)                                  Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(9)                                  Current liabilities at March 31, 2006 include dividends payable of $162 million (December 31, 2005 - $154 million) and current taxes payable of $257 million (December 31, 2005 - $251 million).

Other

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and SFAS No. 3” which is effective for fiscal years beginning after December 15, 2005. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and error correction. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. Adopting the provisions under SFAS No. 154, as of January 1, 2006, has had no impact on the U.S. GAAP financial statements of the Company.

In February 2006, FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140” which is effective for fiscal years beginning after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim statements for any interim period, for that fiscal year. SFAS No. 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. Adopting the provisions under SFAS No. 155, as of January 1, 2007, is not expected to have an impact on the U.S. GAAP financial statements of the Company.

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

	Three months ended March 31
(millions of dollars)	2006	2005
Income
Revenues	356	314
Other costs and expenses	(174)	(146)
Depreciation	(40)	(44)
Financial charges and other	(23)	(26)
Proportionate share of income before income taxes of long-term investments	119	98

	March 31,	December 31,
(millions of dollars)	2006	2005
Balance Sheet
Current assets	444	456
Plant, property and equipment	3,426	3,365
Other assets (net)	15	—
Current liabilities	(274)	(319)
Deferred amounts (net)	—	(2)
Non-recourse debt	(1,300)	(1,307)
Deferred income taxes	(27)	(25)
Proportionate share of net assets of long-term investments	2,284	2,168